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                                                                    THE HARTFORD

September 11, 2006

VIA EDGAR

Mr. Michael L. Kosoff
Staff Attorney -- Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-4644

Re: Post-Effective Amendment No. 7 to the Registration Statement on Form S-6 for
    Hartford Life Insurance Company Separate Account Twelve (File No.
    333-114404)

Dear Mr. Kosoff:

Enclosed is one copy of Post-Effective Amendment No. 7 to the above-referenced registration statement on Form S-6 (the "Registration Statement") that was filed with the Securities and Exchange Commission on September 11, 2006 by Hartford Life Insurance Company ("Hartford"). In addition to the unmarked copy, Hartford has included one copy of the Registration Statement's prospectus, redlined to show the changes from the prospectus in the Post-Effective Registration Statement filed by Hartford on July 14, 2006. Page numbers below refer to the redlined copy of the Registration Statement prospectus. Capitalized terms used and not otherwise defined are consistent with the defined terms set forth in the applicable Registration Statement's prospectus.

The purpose of Post-Effective Amendment No. 7 is to respond to Staff comments provided to Hartford by phone on August 29, 2006 with respect to Post-Effective Amendment No. 6. Hartford's responses incorporating the Staff's comments are discussed below.

       1. The example table disclosure has been adjusted to reflect a Participant Account value of $10,000.

       2. The Hartford Small Company Fund Sub-Account remains closed to Contracts issued on or after May 1, 2006. No changes have been made to the disclosure.

       3. The fee table on page 4 of the prospectus has been updated to reflect the current maximum total fund operating expenses.

       4. The prospectus states on page 10 that the Contract Owner can withdraw all or part of the amounts invested under the Contract at any time. Contract Owner is defined as the employer or entity owning the Contract. Hartford believes the disclosure is sufficiently clear. Participants do not have the right to withdraw amounts invested under the Contract. No changes to the prospectus disclosure have been made.

       5. References to "Annuity Commencement Date" on page 20 are not applicable and have been eliminated.

       6. The table representing the total underlying fund operating expenses has been included on page 5.

       7. The fee table discloses a $1,000 installation charge. The installation charge is a one-time charge and is not charged against plan assets. It is therefore, not included for purposes of calculating the example table.

Hartford believes that it has been fully responsive to the Staff's comments, that the responses do not raise additional issues for the Staff's consideration and that, other than the changes discussed above, no material changes have been made in the Post-Effective Amendment.
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We hereby acknowledge that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statement filed on Form S-6 on September 11, 2006.

We acknowledge that the review of the filing by the Staff of the Commission does not relieve the registrant of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing.

Further, we acknowledge that the registrant may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

We appreciate your attention to this filing. If you have any comments or questions, please call me at (860) 843-8336, or Chris Grinnell at (860) 843-5445.

Very truly yours,

/s/ Shane Daly

Shane Daly
Counsel